February 16, 2011

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Response to Comment Letter dated February 8, 2011, File No. 333-44315

Dear: William H. Thompson

We fully understand that accounting firms are prohibited from preparing or issuing audit reports on U.S. public companies, as well as review reports on quarterly interim reports.

Most & Company, LLP (Mostco) was a registered firm from July 19, 2009 through January 19, 2011, as fully disclosed on the Public Company Accounting Oversight Board (PCAOB)’s website (http://pcaob.org - then Registration & Reporting, Firm filings, Search Firm Filings, then enter “Most & Company, LLP” or just “Most”, then “Schulman Wolfson & Abruzzo, LLP, Formerly Known As: Most & Company, LLP”). A copy of the result of such search is attached as Exhibit I, which discloses the following:

1.	Mostco reregistered – 06/09/2009
2.	Mostco filed its annual report – 07/01/2010
3.	Schulman Wolfson & Abruzzo, LLP (SWA) succeeded to the registration of Mostco – 01/19/2011, allowing Mostco to transfer its registration to SWA, an unregistered firm.

I have also included an e-mail from “Registration – Help” of the PCAOB which confirms the reregistration and succession filing dates as Exhibit II from our internal audit firm.

Therefore it is our opinion that all such audit and review reports issued by Mostco, as detailed the Comment Letter, dated February 08, 2011, were issued by a registered firm and, as such, we do not plan to file subsequent amendments.

Sincerely,

Dual Cooper
Chief Operating Officer

Exhibit I

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Public Accounting Firm	Firm Status	Headquarters Office
Most & Company, LLP (660)	Registration Withdrawn	New York, NY USA
Schulman Wolfson & Abruzzo, LLP (3687) Formerly Known As: Most & Company, LLP	Currently Registered	North Brunswick, NJ USA

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Exhibit II

From:	Registration-Help [registration-help@pcaobus.org]
Sent:	Monday, February 14, 2011 2:27 PM
To:	tmost@swallp.com
Subject:	PCAOB: Registration Helpline inquiry

Mr. Most:

According to our records, Most & Co LLP was previously registered with the Board on October 22, 2003, and withdrew on January 28,  2009. Most re-applied and was registered with PCAOB on July 9, 2009; on January 19, 2011, Schulman Wolfson Abruzzo, LLP, a registered firm, succeeded to Most's registration with PCAOB.

Regards,
Registration Help

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